Exhibit (c)(3)

Preliminary Draft Analysis Strictly Confidential

Update to the Conflicts Committee of the Board of Directors of

CPP GP LLC

October 15, 2016 / Confidential

Jefferies LLC

Member SIPC

Discounted Cash Flow Comparison

Strictly Confidential

Key Points

- There are several differences in the discounted cash flow analysis ("DCF") inputs for an MLP compared to a non-MLP, the most significant of which are (i) the actual cash flows that are discounted (distributable cash flow vs. unlevered free cash flow) and (ii) the method of calculating the terminal value (yield-based for MLPs vs. multiples-based for non-MLPs)
- In our analysis, the primary driver of the difference in valuation ranges between the two DCF bars is attributable to the terminal value calculation
- For the EBITDA multiple-based OpCo valuation, we applied a terminal multiple range of 10.0x – 11.5x, which, in our view, is reflective of an asset-based multiple for a midstream asset that has a moderate level of forward growth; however, for the yield-based CPPL valuation, we applied a terminal yield range of 7.0% - 8.0%, which reflects an appropriate valuation for a high-growth, drop-down MLP such as CPPL
- The 7.0% – 8.0% yield range implies a multiple of 11.5x – 12.5x, which if applied to the EBITDA multiple-based OpCo valuation would result in a substantially similar outcome as the yield-based valuation
- The adjusted DCF analysis below is shown for illustrative purposes to demonstrate the primary drivers of the differing valuation ranges; we believe the multiple and yield ranges previously applied are the appropriate metrics under these circumstances



Methodology
Implied CPPL Unit Value
Assumptions
DCF Analysis
OpCo Valuation
Discounted Cash Flows - EBITDA
$13.62
$16.44
Discount rate range of 8.8% – 9.8%, terminal EBITDA multiple range of 10.0x – 11.0x
Discounted Cash Flows - EBITDA Adjusted
$16.38
$19.33
Discount rate range of 8.8% – 9.8%, terminal EBITDA multiple range of 11.5x – 12.5x
CPPL Distribution Valuation
Discounted Cash Flows - Distributions
$16.68
$19.11
Discount rate range of 8.8% – 9.8%, terminal distribution yield range of 7.0% – 8.0%
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
$22.00

Jefferies LLC / October 2016 1 Jefferies